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                                                                    EXHIBIT 99.4

                    [THERMEDICS DETECTION INC. LETTERHEAD]


                               February  , 1997

Dear Shareholder:

        Thermedics Detection Inc. ("Thermedics Detection") is distributing to its shareholders transferable subscription rights (the "Rights") to purchase shares of Thermedics Detection Common Stock for a price of $_____ per share (the "Subscription Price"). Thermedics Inc. will not exercise the Rights it receives as majority shareholder of Thermedics Detection, but is instead distributing the Rights to its shareholders.

        This Rights offering provides existing shareholders of both Thermedics Detection and Thermedics with the opportunity to participate directly in the initial public offering of Thermedics Detection. Upon completion of the Rights offering, Thermedics Detection will enjoy the benefits of being a publicly traded company.

Summary of Terms of the Rights Offering

        The basic terms of the Rights offering are as follows:

       . Each Thermedics Detection shareholder will receive approximately .366
         Rights for each share of Thermedics Detection Common Stock held on the Record Date (one Right for approximately every 2.73 shares of Thermedics Detection Common Stock held).

       . One whole Right is exercisable for one share of Thermedics Detection
         Common Stock at a price of $_____ per share.

       . Rights are exercisable from February __, 1997 through March __, 1997.

       . Shareholders who have fully exercised the Rights issued to them may subscribe for additional shares of Thermedics Detection Common Stock, to the extent available, at the Subscription Price, through the exercise of an oversubscription privilege.

       . The Rights will trade on the American Stock Exchange from February __,
         1997 through March __,1997, and the shares of Thermedics Detection Common Stock will trade on the American Stock Exchange when issued commencing on February __, 1997 and regular way commencing March __, 1997.

       . THE RIGHTS MAY NOT BE EXERCISED AFTER 5:00 P.M., EASTERN TIME, ON MARCH
         __, 1997.

          A more detailed description of the Rights offering is contained in the enclosed Prospectus, which you should read and consider in its entirety prior to participating in the Rights offering.

Enclosures

        You will find enclosed a Prospectus describing the Rights offering and, if you are located in the United States, a Subscription Certificate representing Rights to purchase Thermedics Detection Common Stock as well as related instructions. If you are located anywhere outside the United States (except the United Kingdom), you will find instead an International Holder Subscription Form and related instructions. You should carefully review the Prospectus and, if applicable, the other enclosed materials.

Exercise of Rights

        If you are located in the United States, you should follow the enclosed instructions as to the exercise or transfer of the Rights represented by the enclosed Subscription Certificate. If you are located outside the United States (except the United Kingdom), you should follow the enclosed instructions as to the completion of the

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International Holder Subscription Form. If you are located in the United
Kingdom, you should contact Lehman Brothers International (Europe) at the international address indicated below if you are interested in participating in the Rights offering.

Transfer of Rights

        The Rights have been listed for trading on the American Stock Exchange and are expected to trade from February __, 1997 through March __, 1997 through normal brokerage channels. You may sell your Rights by contacting your broker or you may request the subscription agent to sell some or all of your Rights and deliver the proceeds to you. The subscription agent will attempt to sell any Rights held by persons located outside the United States who have not provided the subscription agent with exercise or sale instructions by 11:00 a.m., Eastern time, on March __, 1997.

Additional Information

        You may obtain additional information concerning the Rights offering from the following sources:

United States                              International

Lehman Brothers Inc.                       Lehman Brothers International(Europe)
3 World Financial Center                   One Broadgate
New York, New York  10285                  London EC2M 7HA
Attention: Mr. Kevin Davies                England
telephone: (212) 526-3025                  Attention: Mr. Adrian Norman
telecopier: (212) 526-9731                 telephone: 44-1-71-260-2793
                                           telecopier: 44-1-71-260-2635

        Information is also available from the subscription agent:

                               American Stock Transfer & Trust Company
                               40 Wall Street
                               New York, New York 10005
                               telephone:  (718) 921-8200
                               telecopier:  (718) 234-5001

        Thermedics Detection is pleased to provide you with this opportunity to participate in its initial public offering. We thank you for your support and look forward to our continuing relationship.

                                           Very truly yours,




                                           Jeffrey J. Langan
                                           President and Chief Executive Officer